Solaxa

Targeting Nerve Dysfunction

Mr. Christian Walker, CEO
April 25th, 2023
www.solaxa.com



Forward-looking projections cannot be guaranteed

Investment Opportunity

Solaxa

OVERVIEW

Seed-stage seeking $8M

6K obtainable
$300M+ initial market

$25M to FDA 505b2 in 2025
IPO in 2026

Repurposing FDA approved drugs for hereditary ataxia & nerve injury

PROGRESS

1
Human pilot complete

2
Investigator IND trials enrolling

3
Issued &
12 pending patents licensed

$8M
Non-dilutive grants to co-founders

20
Peer-reviewed publications

Forward-looking projections cannot be guaranteed

Solaxa

Mission & Purpose

Repurposing aminopyridines to treat **nerve dysfunction** caused by disease, genetics or injury





Dalfampridine

4-Aminopyridine (4-AP)

FDA approved in multiple sclerosis (MS) since 2010

Solaxa

Nerve Dysfunction

is a life changing problem



1M+ people

MULTIPLE SCLEROSIS (MS)

Neurodegenerative **disease**



35K people

HEREDITARY ATAXIA

Rare **genetic** condition



2M+ cases

TRAUMA & SURGERY

Nerve **injury**

How Nerves & Dalfampridine (4-AP) Works

Solaxa

Nervous System

Brain, spinal cord and peripheral nerves all one integrated network



Brain
Spinal cord
Ganglion
Nerves

Neuron Damage & Channelopathies

When myelin is damaged, or ion channels don't function properly, nerve signaling is reduced



NERVE SIGNALS
Healthy
Failed
K+

Demyelination disease or injury

- Aminopyridine
- Potassium
- Ion channel
- Ion channel with altered function

Aminopyridines

Small molecule axonal ion channel blockers that strengthen nerve signaling



Dravet Syndrome
Na_v
Na^+
K_v
K^+
SCA13
SCA19
SCA22
SCA6
EA2
$Ca_v2.1$
Ca^+
BK
K^+
SCA?
FGF14
SCA27
Repeat expansion (GAA)

Ion Channels

pump potassium (K+), sodium (Na+) calcium (Ca+) ions to conduct nerve signals. Ion channels with altered function due to genetic mutations

Dalfampridine Improves Gait Ataxia in MS

Solaxa

Gait ataxias = walking & balance problems



Dalfampridne ER
Placebo
Study 1
(*p*<0.0001)
34.8% n=78/224
8.3% n=6/72
Study 2
(*p*<0.0001)
42.9% n=51/119
9.3% n=11/118
0%
10%
20%
30%
40%
50%

Dalfampridine ER Improves Walking Speed

~ 40%
with MS respond to dalfampridine ER

~ $50,000
annual per patient branded cost (branded)

< $5,000
annual per patient cost (generic)



A 10
10mg BID



2 TIMES A DAY
12 HOURS APART

only dosage/regimen available

CANNOT BE

X Cut X Crushed X Dissolved

TITRATION NOT POSSIBLE

In Multiple Sclerosis (MS)
One Size Fits All

150,000 +	$3B+	2018	$73M
have taken dalfampridine	lifetime sales	lost patent protection	2022 branded sales

Blight A et al. Dalfampridine for treating walking impairment in MS. *Annals of the New York Academy of Sciences*. 2014;1329(1):33-44.

Solaxa

150,000

suffer from ataxia resulting in trouble with balance, coordination and vision



SYMPTOMS INCLUDE

- Lack of coordination
- Gait abnormalities
- Difficulty walking
- Poor balance
- Trouble eating & swallowing
- Slurred speech
- Tremors
- Eye movement abnormalities
- Deterioration of fine motor skills
- Heart problems

35,000

suffer from hereditary ataxias

FOCUS ON TWO HEREDITARY ATAXIAS	
Spinocerebellar Ataxia 27b (SCA27b)	**~ 2,800**
Episodic Ataxia 2 (EA2)	**~ 3,300**
Total	**~ 6,000**

Newly Identified Spinal Cerebellar Ataxia 27b



DNA
DOMINANT
RECESSIVE
SCA12
(CAG)
SCA31
(TGGAA/
TTCCA)
SCA37
(ATTTC)
EA2
SCA1
SCA2
SCA3/MJD
SCA6
SCA7
SCA17
DRPLA
(CAG/polyQ)
SCA10
(ATTCT)
SCA36
(GGCCTG)
SCAB
(CTG/CAG)
5' UTR
Coding Exon
3' UTR
Friedreich Ataxia
(GAA)
SCA27b



normal length
GAAGAA
expanded repeat
GAAGAAGAAGAAGAAGAAGAAGAA

SCA27b

ataxia severity increases as number of expanded repeats increases



SCA27b prevalence

~2,800 – 5,000+ in US



The NEW ENGLAND JOURNAL of MEDICINE

ORIGINAL ARTICLE

Deep Intronic *FGF14* GAA Repeat Expansion in Late-Onset Cerebellar Ataxia

SCA27b was first published in January 2023



87.5%

7 of 8 SCA27b patients had marked to moderate reduction in the frequency or severity of ataxic symptoms when given 4-AP

Registered trademark of NEJM

Pellerin D et al. *N Engl J Med*. 2023;388(2):128-141.

Dalfampridine Works in Other Hereditary Ataxias

Solaxa

EA2
N=30

Number of Attacks



80
60
40
20
0
*p=.05
Placebo
4AP

10 mg dalfampridine ER BID

Frequency of Attacks



35
30
25
20
15
10
5
0
*p =.03
Placebo
4AP

5mg dalfampridine IR TID

EA2
N=10

Episodic Ataxia Type 2 (EA2) prevalence is 1 in 100,000: **~3,300**

Dalfampridine reduces number and frequency of EA2 attacks with different dosages/regimens

Muth C et al. (2021) Fampridine in EA2 and Related Familial EA Neurol Clin Pract. 2021 Aug 11:438-446.
Strupp M et al. (2011) A randomized trial of 4-AP in EA2 and related familial episodic ataxias. Neurology. Jul 19: 269-275.

Larger Therapeutic Window in Ataxia than MS

Solaxa

Dalfampridine in Multiple Sclerosis



Narrow therapeutic window
Percent of Patients Responding
Efficacy
Toxicity
20 mg
dose per day

One Size Fits All

1. Higher doses increase risk
2. Lower doses aren't effective
3. Titration not possible

Dalfampridine in Ataxia



Wider therapeutic window
Percent of Patients Responding
Efficacy
Toxicity
10 mg
20mg
30 mg +
dose per day

One Size DOES NOT Fit All

1. Higher doses effective
2. Lower doses effective
3. Personalization possible

Dalfampridine Customization Required in Ataxia

Solaxa

Clinical Practice Recommendations

SCA
GAIT IMPROVEMENT
5mg 4-AP IR

EA-2
REDUCED ATTACKS
5mg 4-AP IR

AMERICAN ACADEMY OF NEUROLOGY

Indication	Drug	Dosage	Available
Downbeat nystagmus	**4-AP IR**	**5 mg BID, titrate to 20 mg/d**	**No**
Downbeat nystagmus	4-AP ER	10 mg BID	Yes
Central positioning, upbeat & central head-shaking nystagmus	**4-AP IR**	**5 mg BID, titrate to 20 mg/d**	**No**
Gait ataxia: due to cerebellar ataxia	**4-AP IR**	**5 mg TID**	**No**
Gait ataxia: due to cerebellar ataxia	4-AP-ER	10 mg BID	Yes
Gait ataxia: due to MS	4-AP-ER	10 mg BID	Yes
Episodic Ataxia Type 2	**4-AP IR**	**5 mg TID**	**No**
Episodic Ataxia Type 2	4-AP IR	10 mg BID	Yes

No dalfampridine (4-AP) IR of any dosage is FDA approved for ANY indication

Strupp M et al. (2017) *Neurology: Clinical Practice*. 7. 65-76.

Dalfampridine Orally Dissolving Tablets (ODT)

Solaxa

First orally dissolving tablet for dalfampridine to market

Customization & personalization

titration enables maximization of benefits & minimization of side effects

Classic (IR) & **Ultra** (ER+) versions of dalfampridine ODT under development

Perfect for **children & dysphagia**

Dissolves **without water** in 3 seconds

3 TIMES A DAY
6 HOURS APART

Expanded dosing regimens available

FAST

Drug delivery in **minutes not hours**

Catalent®

Strategic Partner
300+ patents

Registered trademark of Catalent

Ataxias are a Rare Orphan Unmet Market Need

Solaxa

Cerebellar ataxia in the US — **150K** TOTAL

Hereditary ataxia in the US — **35K** ADDRESSABLE

SCA27b & EA2 — **6K** OBTAINABLE

Dalfampridine ODT Rx

$50K - $90K

PROJECTED ANNUAL PATIENT REVENUE

$300M - $540M PROJECTED ANNUAL PEAK SALES REVENUE

2022 Comparable Pricing	Ampyra® $4,200 / Rx Firdapse® $13,800 / Rx
Priced between 76% & 87% less	Firdapse® $375K annual Skyclarys® $370K annual

Forward-looking projections cannot be guaranteed.

Registered trademarks of Acorda Therapeutics, Catalyst Pharmaceuticals & Reata Pharmaceuticals

First FDA Ataxia-Specific FDA Drug Approved

Solaxa

SKYCLARYS™
(omaveloxolone) 50 mg capsules

First ever approved treatment for Friedreich's Ataxia

FEBRUARY 28, 2023

$370,000	5,000	$1.1B
annual per patient cost	Friedreich's Ataxia in US	in projected annual revenue

REATA PHARMACEUTICALS



Medical Claims
Consumer
Pharmacy Data
Device
EMR
Lab Results / Biomarkers
Purchase Data
Biospecimens

FDA approval resulted from acceptance of both clinical trial & patient history data, an important first.



Registered trademarks of Reata Pharmaceuticals

Dalfampridine ODT Product Development



505b2 FDA submission for SCA27b: 27 months and $25M
$8M Seed
$17M Series A
Series B or IPO
Profit
Classic
Classic Formulation & Stability
9 months
Pilot
6 mo.
SCA27b
12 months
505b2 Review & Launch
12 months
2026 FDA Approval
505b2 FDA submission for EA-2: 36 months and +$25M
+$3M
+$2M
+ $15M
2028 FDA Approval
Ultra
Ultra Formulation & Stability
12 months
Pilot
6 mo.
EA-2
18 months
505b Review
12 months
2023
2024
2025
2026
2027
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Forward-looking projections cannot be guaranteed

Product Pipeline

Solaxa

		INDICATION	DRUG	DEVELOPMENT	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	REVIEW	MARKET	PROTECTION
Hereditary ataxia	ORAL	SCA27B	Dalfampridine-IR	CLASSIC ODT → (through Phase 2)					505b2	2026	2033
		EA-2	Dalfampridine-ER+	ULTRA ODT → (through Phase 2)					505b2	2028	2035
Nerve injury	LOCAL	Traumatic Nerve Injury	Confidential	INJECT → (into Preclinical)					505b2	2030	2036+
		Surgical Nerve Injury	Confidential	GEL → (Development)					TBD	TBD	TBD

Forward-looking projections cannot be guaranteed.

Funded Dalfampridine Nerve Injury Trials Enrolling

Solaxa

Trauma

(7 of 7 complete)

Walter Reed National Military Medical Center

COMPLETED PILOT

Traumatic Nerve Injury

(enrollment: 1 of 60)

The University of Arizona

- Detect nerve continuity after trauma
- Cross-over trial design
- Clinicaltrials.gov: NCT04026568*

Surgical Nerve Injury

(enrollment: 30 of 70)

University of Rochester

- Incontinence and ED after prostatectomy
- Parallel trial design
- Clinicaltrials.gov: NCT0370158*

2022				2023				2024				2025				2026				2027			
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

* Investigator-initiated IND trials not sponsored by Solaxa

Forward-looking projections cannot be guaranteed

3 Issued & 12 Pending Patents Exclusively Licensed

Solaxa

	Title	Priority	Serial No	Status	Country
University of Rochester	Composition & methods for peripheral nerve injury	03/2013	9,993,429	Issued	US
			16/696,095	Notice	US Divisional
	Treatment of acute nerve injury	10/2015	3,000,196	Pending	CA
			16782351.7	Notice	EU
	Chemotherapy induced neuropathy	07/2022	Pending	Pending	Provisional
PennState	Wound healing	01/2020	US2021/014442	Pending	PCT
	Hair loss	01/2021	63/134,407	Pending	PCT
	Bone growth & BMP2	04/2022	63/134,414	Pending	Provisional
	Burn & scarless wound healing	04/2022	Pending	Pending	Provisional

Pipeline indications for:

- Acute nerve injury
- Chemotherapy induced neuropathy
- Wound healing and more

Issued patent protection:

- through 2034: dalfampridine
- through 2036: amifampridine
- through 2038: erythropoietin

Management Team & Founders

Solaxa



Christian Walker, MBA, MS
CEO & Founder

Neuraptive
Walter Reed National Military Medical Center
axogen



Jennifer Butler
Head of Commercial

TESSA THERAPEUTICS
AstraZeneca
MedImmune



Mark Noble, PhD
Scientific Co-Founder
Professor, University of Rochester

University of Rochester
Q THERAPEUTICS
Stanford University



John Elfar, MD
Medical Co-Founder
Chair of Orthopedics, University of Arizona

The University of Arizona
Harvard Medical School
Johns Hopkins University

Board of Directors

Solaxa



Christian Walker, MBA, MS
Member of the Board
CEO & Founder

Neuraptive

Walter Reed National Military Medical Center

axogen



Lauren Sabella
Chairwoman & Independent Member
Current COO & Former CCO

mannkind

ACORDA THERAPEUTICS

Boehringer Ingelheim



Luis Gutierrez, MBA
Independent Member of the Board
Current EIR, Former CEO & CCO
(pending)

Veranex

THERALINK Precision Medicine for Life

COVANCE

Registered trademarks of respective organizations

Foundation Partners & Service Providers

FOUNDATION PARTNERS

NAF
National Ataxia Foundation
www.ataxia.org

SCA27b Ataxia Foundation

SERVICE PROVIDERS

Cooley LLP

SNYDERCOHN
CPAs and Business Advisors

PPD®

REGIS® CUSTOM PHARMA

Catalent®

biobridges
EXPERIENCE THAT WORKS®

gust LAUNCH

WEFUNDER

wework

Registered trademarks of respective organizations

Neuro Landscape

Solaxa

NEURODEGENERATIVE DISEASE

- Biogen
- NervGen Pharma
- PIPELINE

NERVE DYSFUNCTION

- Catalyst pharmaceuticals
- Solaxa
- REATA PHARMACEUTICALS

NERVE INJURY

- axogen
- INTEGRA LIMIT UNCERTAINTY
- Neuraptive

Registered trademarks of respective organizations

Projected Revenue, Profitability



Projected Revenue
Millions
$250
$200
$150
$100
$50
$-
2026
2027
2028
2029
2030



Projected Profitability
Millions
$250
$200
$150
$100
$50
$0
2022
2023
2024
2025
2026
2027
2028
2029
2030
Total Revenue
Total Expenses

Forward-looking projections cannot be guaranteed

Why Invest in Solaxa?

Solaxa

Amazing Team

- Nerve, industry, ataxia, orphan drug & 4-AP-specific experience
- 100% founder-funded to date
- $8M in grants with $2M in 2022
- Seeking $8M seed in 2023
- Seeking $17M series A in 2024

Large Market & Clear Path

- 6K drive $300M+ ataxia market
- 2M+ untapped nerve injury market
- $25M & 27 months to 505b2
- IPO & sales starting in 2026
- Profitability in 2027

Strong IP & Trials Enrolling

- 15 Patents (US, EU, CA, PCT)
  - 3 issued, 12 pending
- Traumatic Nerve Injury, U of A
  - n = 1 of 60 enrolled
- Surgical Nerve Injury, U of R
  - n = 30 of 70 enrolled

Forward-looking projections cannot be guaranteed